African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.[redacted]info@africanmetals.com

First Quarter Report to S ... e Months Ended August 31, 2003
(BC Form 51-901 ... t Discussion and Analysis)

Dear Shareholder:

Introduction

African Metals Corporation is a company engaged in the acquisition and exploration of mineral properties in western Mali, West Africa. The Company currently focuses its exploration activities on gold and diamonds and holds an interest in 3 mineral concessions. The Company is a reporting issuer in British Columbia and Yukon and trades on the TSX Venture Exchange under the symbol AFR. During the first quarter of Fiscal Year 2004, ended August 31, 2003, African Metals Corp. was granted an exploration permit on the highly prospective, Kenieba Nord diamond concession, and subsequently commenced an initial exploration program of pitting on the this concession.

Kenieba Nord Diamond Concession

During the three months ended August 31, 2003, the Company was granted a 90 day Autorisation d'Exploration on the 1063 sq. km Kenieba Nord diamond concession. This concession covers 12 known kimberlite pipes, 5 of which are diamondiferous. The concession also covers areas of alluvium or stream transported material, where 7 diamonds from 34 to 232 carats have previously been discovered by orpailleurs or hand miners. The Company currently is undertaking, its initial exploration program, which consists of digging 10 test pits in alluvium to recover diamond indicator minerals and possibly diamonds in the area where 4 of the large diamond were previously found. The Company also plans to dig pits in some of the kimberlites to test for diamond indicator minerals.

Kenieba Sud Diamond Concession

In December, 2002 African Metals was granted a 90 day Autorisation d'Exploration on the 2352 sq. km. Kenieba Sud concession. The Company completed and filed reports on a work program and is currently awaiting the granting of the next permit from the Government of Mali. This concession covers 3 known kimberlites, and diamonds also have previously been found in 6 different areas in alluvium within the concession. Over 50% of the concession is untouched by exploration.

Kofeba Concession

The Company's gold Kofeba property will be reduced from three to one concession.

Financial and Corporate Information

During the first quarter of 2004, the company issued 139,200 shares for the exercise of stock options between $0.20 and $0.27 per share for a total of $31,950. The Company granted 5-year stock options exercisable to acquire 140,000 shares at a price of $0.40 per share.

The first quarter Administration Costs for Fiscal Year 2003 were $23,519, as opposed to $20,535 in 2004 in spite of the fact that Investor Relations Costs went from nil in 2003 to $3,600 in 2004. This was due to the Company's enlisting the services of an investor relation person.

The higher Administration Costs in 2003 were due mainly to the Company's preparation for a Special Meeting of shareholders to approve the disposition of its Ghanaian assets. There were no exploration costs incurred during the first quarter.

Investor Relations

Since February 2003, the company has retained Mr. James Mathers, to provide investor relations services. These services include acting as the Company's investor relations contact, creating and implementing a communication plan for African Metals Corp. and being a liaison to the investment community. Mr. Mathers is in charge of communicating with investors and shareholders about the Company's projects and progress. African Metals also shared a booth with a second company at an investor show in June, 2003 in Vancouver and October 2003 in Calgary. We invite you to visit our website at *www.africanmetals.com*.

ON BEHALF OF THE BOARD

"Signed"
Willis W. Osborne
President & Director

11/10

BC FORM 51-901F

Quarterly Report

Incorporated as part of: X **Schedule A**

X **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER	African Metals Corporation
ISSUER ADDRESS	Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3
CONTACT PERSON	Willis W. Osborne
CONTACT'S POSITION	President
CONTACT TELEPHONE NUMBER	(604) 684-4100
CONTACT EMAIL ADDRESS	info@africanmetals.com
CONTACT WEBSITE ADDRESS	www.africanmetals.com
FOR QUARTER ENDED	August 31, 2003
DATE OF REPORT	October 28, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

MICHAEL F. BOLTON	*"Michael F. Bolton"*	**2003-10-28**
NAME OF DIRECTOR	**SIGN (TYPED)**	**DATED SIGNED (YY/MM/DD)**
WILLIS W. OSBORNE	*"Willis W. Osborne"*	**2003-10-28**
NAME OF DIRECTOR	**SIGN (TYPED)**	**DATED SIGNED (YY/MM/DD)**

Schedule A: Financial Information

AFRICAN METALS CORPORATION

Consolidated Financial Statements

August 31, 2003 and 2002

(Fiscal Year 2004 and 2003)

AFRICAN METALS CORPORATION
Consolidated Balance Sheets

August 31, 2003 and May 31, 2003

	August 31, 2003 (unaudited)	May 31, 2003 (audited)
Assets		
Current assets:		
Cash	$ 7,129	$ 50,852
Marketable securities	46,339	46,339
Accounts receivable	5,446	1,860
Prepaid expenses	23,621	5,176
	82,535	104,227
Property, Plant and Equipment	1,243	1,300
Mineral Properties, including deferred costs (Note 3)	94,717	91,910
	$ 178,495	$ 197,437
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 11,245	$ 37,789
Corporation capital tax payable	6,653	6,653
Due to related parties	-	416
	17,898	44,858
Shareholders' equity:		
Share capital (Note 5)	8,576,191	8,544,240
Contributed surplus	900,000	900,000
Share subscription advances	2,500	5,900
Deficit	(9,318,094)	(9,297,561)
	160,597	152,579
	$ 178,495	$ 197,437

On behalf of the Board:

Willis W. Osborne (signed)
Director

Michael F. Bolton (signed)
Director

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

AFRICAN METALS CORPORATION
Consolidated Statements of Operations and Deficit

For the three months ended August 31, 2003 and 2002

	August 31, 2003	August 31, 2002
ADMINISTRATION COSTS:		
Amortization	$ 57	$ -
Bank charges	175	163
Commissions	-	75
Investor relations	3,600	-
Management fees	4,500	4,500
Office and miscellaneous	3,827	6,630
Professional fees	1,073	1,940
Rent	3,769	3,682
Shareholder relations	1,275	2,864
Stock exchange filing fees	675	1,633
Telephone	647	231
Transfer agent	937	1,231
Travel and promotion	-	570
	20,535	23,519
OTHER ITEMS:		
Interest income	(2)	(13)
Loss (gain) on sale of investments	-	(1,100)
	(2)	(1,113)
NET LOSS FOR THE PERIOD	20,533	22,406
DEFICIT, BEGINNING OF PERIOD	9,297,561	9,147,951
DEFICIT, END OF PERIOD	$ 9,318,094	$ 9,170,357
Loss per share	$ (0.001)	$ (0.001)

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

AFRICAN METALS CORPORATION
Consolidated Schedules of Deferred Exploration and Development Costs

For the three months ended August 31, 2003 and 2002

	August 31, 2003	August 31, 2002
EXPLORATION AND DEVELOPMENT EXPENDITURES:		
Amortization	$ -	$ -
Drilling, assays and reclamation	-	-
Exploration and surveys	-	1,694
Office, consulting and travel	2,807	-
	2,807	1,694
BALANCE OF COSTS AT BEGINNING OF PERIOD	75,698	12,219
BALANCE OF COSTS AT END OF PERIOD	$ 78,505	$ 13,913

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

AFRICAN METALS CORPORATION
Consolidated Statements of Cash Flows

For the three months ended August 31, 2003 and 2002

	August 31, 2003	August 31, 2002
OPERATING ACTIVITIES:		
Net loss for the period	$ (20,533)	$ (22,406)
Adjustment:		
Amortization	57	-
Loss (Gain) on disposal of marketable securities	-	(1,100)
	(20,476)	(23,506)
Changes in non-cash working capital items:		
Accounts receivable	(3,587)	(39)
Prepaid expenses	(18,445)	6,414
Accounts payable and accrued liabilities	(26,542)	4,709
Due to related parties	(416)	574
	(69,466)	(11,848)
FINANCING ACTIVITIES:		
Issue of share capital for cash	31,950	5,600
Share subscription advance	(3,400)	-
	28,550	5,600
INVESTING ACTIVITIES:		
Proceeds on disposal of marketable securities	-	2,365
Acquisition costs of mineral properties	-	(3,502)
Deferred exploration and development costs, net of amortization	(2,807)	(1,694)
	(2,807)	(2,831)
INCREASE (DECREASE) IN CASH	(43,723)	(9,079)
CASH, BEGINNING OF PERIOD	50,852	10,179
CASH, END OF PERIOD	$ 7,129	$ 1,100

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

1. **NATURE OF OPERATIONS**

African Metals Corporation (the "Company") is in the process of exploring and developing its mineral properties located in West Africa.

The interim consolidated financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited consolidated financial statements for the year ended May 31, 2003, except that they do not include all of the note disclosures required for annual financial statements. It is therefore suggested that the interim financial statements be read in conjunction with the annual consolidated financial statements.

2. **DISPOSAL OF INVESTMENTS**

Effective September 12, 2002 the Company sold its investments in Union and Nkroful in exchange for the return to treasury of 1,500,000 shares of the Company's common shares (note 3). At the date of disposition, the net assets and gain on sale of investments were as follows:

Property, Plant and Equipment	$ 224,588
Mineral Properties	1
Current Liabilities	(14,589)
Net Assets	210,000
Proceeds of disposition	(210,000)
Gain on sale of investments	$ -

3. **MINERAL PROPERTIES**

	August 31, 2003			
	Acquisition Costs	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	Total
a. Mali	$ 16,212	$ 78,505	$ -	$ 94,717
	$ 16,212	$ 78,505	$ -	$ 94,717

	May 31, 2003			
	Acquisition Costs	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	Total
a. Nkroful Properties, Ghana	$ 1	$ -	$ (1)	$ -
b. Mali	32,831	96,065	(36,986)	91,910
	$ 32,832	$ 96,065	$ (36,987)	$ 91,910

a. **Nkroful Properties**

The Company acquired an 85% interest in two (2) mining leases and a prospecting license in Southwestern Ghana.

During the year ended May 31, 2002, as a result of an Agreement to sell the Company's right, title, ownership in and to its 100% interest in Union Mining Limited and its 85% interest in Nkroful Mining

a. **Nkroful Properties (cont'd)**

Limited, including the Nkroful properties described above, the management of the Company resolved to write-down the value of this project to a nominal value.

During the year ended May 31, 2003, the project was further written-off and included in gain on sale of subsidiaries as described in Note 2.

b. **Mali, West Africa**

Kofeba concession

The Company entered into an option agreement to acquire a 95% interest (subject to a 1% net smelter royalty ("NSR") in a total of three concessions in southwestern Mali. The Company paid to the owners a total of 1,500,000 FCFA (approximately $3,502) on signing the option agreement and agreed to make additional payments to the owners a total of 52,500,000 FCFA (approximately $127,000) over a period of 6 to 7 years.

Kenieba Sud concession

The Company was granted a 90 day Autorisation d'Exploration on the Kenieba Sud Concession located in western Mali. The Company paid the acquisition costs of US$8,200 (approximately $12,710).

4. **DUE TO RELATED PARTY**

Amounts due to a corporation controlled by common Directors are unsecured, non-interest bearing and have no specific terms of repayment.

5. **SHARE CAPITAL**

The authorized share capital of the Company is unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

	August 31, 2003		May 31, 2003	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance beginning of period/year	12,260,420	$ 8,544,240	12,508,620	$ 9,393,550
Shares issued for cash	158,400	38,240	1,115,800	228,050
Shares subscription advances	-	-	136,000	32,640
Shares cancelled	-	-	(1,500,000)	(1,110,000)
Balance end of period/year	12,667,020	$ 9,431,790	12,260,420	$ 8,544,240

5. **SHARE CAPITAL (Con't)**

Transactions for the Issue of Share Capital during the quarter ended August 31, 2003:

a. The company issued 139,200 shares for the exercise of stock options as follows: 73,000 shares at a price of $0.20 per share for a total consideration of $14,600; 26,200 shares at a price of $0.25 per share for total consideration of $6,550; and 40,000 shares at a price of $0.27 per share for total consideration of $10,800.

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 10% of the total number of issued and outstanding shares. Options granted under the Plan may have a maximum term of five (5) years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company's shares immediately preceding the issuance of a news release announcing the granting of the options, less the maximum discount allowed under TSX Venture Exchange ("TSX") policy), or such other price as may be agreed to by the Company and accepted by the TSX.

A summary of the status of the Company's stock options outstanding as of August 31, 2003 and May 31, 2003 and changes during the period/year then ended is as follows:

	August 31, 2003		May 31, 2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	1,047,700	$ 0.23	776,000	$ 0.22
Granted	140,000	0.40	460,000	0.25
Exercised	(151,200)	0.23	(115,800)	(0.24)
Forfeited/cancelled	(29,000)	0.20	(72,500)	(0.20)
Options outstanding, end of year	1,007,500	$ 0.25	1,047,700	$ 0.23

At August 31, 2003, the Company had outstanding stock options exercisable to acquire 1,007,500 shares as follows:

Shares	Exercise Price	Expiry Date
357,500	$0.20	January 26, 2005
110,000	$0.25	July 13, 2006
260,000	$0.27	June 26, 2007
140,000	$0.20	December 23, 2007
60,000	$0.40	July 24, 2008
80,000	$0.40	August 8, 2008
1,007,500		

The following table summarizes information about the stock options outstanding and exercisable at August 31, 2003:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
$0.20	497,500	2.23	$0.20
$0.25	110,000	2.87	$0.25
$0.27	260,000	3.82	$0.27
$0.40	140,000	4.90	$0.40
	1,007,500	3.08	$0.25

AFRICAN METALS CORPORATION
Notes to Consolidated Financial Statements
August 31, 2003

5. **SHARE CAPITAL (Con't)**

b. **WARRANTS**

At August 31, 2003, the Company had outstanding share purchase warrants exercisable to acquire 636,000 shares as follows:

Number	Exercise Price	Expiry Date
136,000	$0.30	April 3, 2004
500,000	$0.25	December 20, 2004
636,000		

6. **RELATED PARTY TRANSACTIONS**

During the three months ended August 31, 2003, the Company was involved in the following related party transactions:

a. Management fees totalling $4,500 (2003 - $4,500) were paid to a corporation owned by the President of the Company.

b. Rent and office services totalling $3,604 (2003 - $4,000) were incurred with, Great Quest Metals Ltd., a corporation related by virtue of common directors.

The above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

7. **LEASE COMMITMENT**

The Company is under obligation for an equipment lease. Future minimum lease payments for the next two years are as follows:

2004	1,944
2005	2,377
	$ 4,321

8. **SEGMENTED INFORMATION**

The Company's activities are in the one (1) industry segment of mineral property acquisition, exploration and development.

Property, plant and equipment by geographical segment is as follows:

	Ghana	Mali	Canada	Total
August 31, 2003				
Property, plant and equipment	$ -	$ -	$ 1,243	$ 1,243
Mineral properties, including deferred costs	-	$ 94,717	-	$ 94,717
		$ 94,717	$ 1,243	$ 95,960

	Ghana	Mali	Canada	Total
May 31, 2003				
Property, plant and equipment	$ -	$ -	$ 1,300	$ 1,300
Mineral properties, including deferred costs	-	$ 91,910	-	$ 91,910
	-	$ 91,910	$ 1,300	$ 93,210

9. **SUPPLEMETAL CASH FLOW INFORMATION**

The Company incurred non-cash financing and investing activities during the period/year ended August 31, 2003 and May 31, 2003 as follows:

	August 31, 2003	May 31, 2003
Non-cash investing activities:		
Share capital issued for:		
Share subscription advances	$ 3,400	$ 32,640
Cancellation of shares	-	(1,110,000)
Contributed surplus	-	900,000
	$ 3,400	$ (177,360)
Non-cash investing activities:		
Proceeds of disposal of investments	$ -	$ 210,000
Net assets disposed on sales of investments	-	(210,000)
	$ -	$ -

AFRICAN METALS CORPORATION

Schedule B: Supplementary Information
August 31, 2003

Section 1 – Analysis of expenses and deferred costs:

Details of Mineral Property Interests by Expense Category: See Schedule A: "Consolidated Schedules of Deferred Exploration and Development Costs".

Section 2 – Related party transactions for the fiscal year-to-date:

See Note 6 of the accompanying financial statements.

Section 3

A. **Securities Issued/Allotted During the Period**

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price Per Share	Total Proceeds	Type of Consideration	Commission Paid
July 24/03	Common Shares	Exercise of Options	2,000	$0.20	$ 400	Cash	Nil
July 24/03	Common Shares	Exercise of Options	26,200	$0.25	$ 6,550	Cash	Nil
July 24/03	Common Shares	Exercise of Options	11,500	$0.27	$ 3,105	Cash	Nil
Aug 6/03	Common Shares	Exercise of Options	71,000	$0.20	$ 14,200	Cash	Nil
Aug 25/03	Common Shares	Exercise of Options	28,500	$0.27	$ 7,695	Cash	Nil

B. **Options Granted During the Period**

Date of Grant	Number or Amount	Name of Optionee	Exercise Price	Expiry Date
July 24, 2003	30,000	Antoinette Boquiren	$0.40	July 24, 2008
July 24, 2003	30,000	634588 B.C. Ltd.	$0.40	July 24, 2008
August 8, 2003	80,000	Mamadou Keita	$0.40	August 8, 2008

Section 4

A. **Authorized and Issued Share Capital as at August 31, 2003:**

Authorized Share Capital - Unlimited common shares without par value.
A total of 12,399,620 shares have been issued for a total of $8,576,191.

B. **Options, Warrants and Convertible Securities Outstanding as at August 31, 2003:**

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Stock Options	357,500	$0.20	January 26, 2005
Stock Options	110,000	$0.25	July 13, 2006
Stock Options	260,000	$0.27	June 26, 2007
Stock Options	140,000	$0.20	December 23, 2007
Stock Options	60,000	$0.40	July 24, 2008
Stock Options	80,000	$0.40	August 8, 2008
Warrants	136,000	$0.30	April 03, 2004
Warrants	500,000	$0.25	December 20, 2004

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

CORPORATION INFORMATION

(As at October 28, 2003)

Corporate Office:	Suite 515, 475 Howe Street Vancouver, British Columbia, Canada V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854 Website: www.africanmetals.com Email Address: info@africanmetals.com
Directors & Officers:	Mr. Michael F. Bolton, Director Mr. Willis W. Osborne, President & Director Mr. Franklin Russell, Director Ms. Jennifer Nestoruk, Corporate Secretary
Stock Exchange Listing:	TSX Venture Exchange (TSX) Trading Symbol "AFR"
Transfer Agent & Registrar:	Computershare Trust Company of Canada 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9
Share Capital:	Authorized: Unlimited Issued: 12,399,627 Options: 1,007,500 12g3-2(b) Exemption #82-1856 Standard & Poor's Listed United States Securities & Exchange Commission Form 20-F File No. 0-29588
Legal Counsel	DuMoulin Black 10th Floor, 595 Howe Street Vancouver, British Columbia, Canada V6C 2T5
Registered & Records Office	Anton, Campion, MacDonald, Oyler & Buchan Suite 200 Financial Plaza, 204 Lambert Street Whitehorse, Yukon, Canada Y1A 3T2
Auditor:	Jones Richards & Company Suite 900, 1200 Burrard Street Vancouver, British Columbia, Canada V6Z 2C7

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